February 24, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attention:  Ms. Song Brandon, Attorney Advisor

Re:                             Rusoro Mining Ltd.

Request to Withdraw Registration Statement on Form F-10 (File No. 333-156117)

Dear Ms. Brandon:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rusoro Mining Ltd. (“Rusoro”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above referenced Registration Statement on Form F-10, as initially filed with the Commission on December 15, 2008, and as amended on December 18, 2008, December 23, 2008, January 14, 2009, January 21, 2009 and January 26, 2009, together with all exhibits and supplements thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with the offer by Rusoro to purchase all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”) and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and together with the Gold Reserve Shares, the “Gold Reserve Equity”) together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Gold Reserve, and including any Gold Reserve Equity that may have become issued and outstanding after the date of the Offer but prior to the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that were convertible into or exchangeable or exercisable for Gold Reserve Equity (the “Offer”).

On February 10, 2009, Rusoro announced that, as a result of the decision issued by the Ontario Superior Court of Justice, the conditions of the Offer could no longer be satisfied and that the Offer would be withdrawn. The Offer expired at 5:00 p.m., Eastern Time, on February 18, 2009. The Offer was conditional upon, among other things, there not being in effect at the Expiry Time “any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Offer

1055 Dunsmuir Street, Suite 2164, Four Bentall Centre, PO Box 49132

Vancouver, BC  V7X 1B1

Tel:  604-632-4044 • Fax:  604-632-4045

www.rusoro.com

or preventing the completion of the Offer or the acquisition of Gold Reserve Equity under the Offer”. As of the Expiry Time this condition to the Offer was not satisfied. Rusoro will not take up and pay for any of the Gold Reserve Equity deposited to the Offer.  Accordingly, no Rusoro securities have been sold or will be sold pursuant to the Registration Statement, all deposited Gold Reserve Equity has been returned to Gold Reserve subscribers and all activity in pursuit of the Offer has been discontinued.  Accordingly, Rusoro requests that an order granting withdrawal of the Registration Statement be issued as soon as possible and included in the file for the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement as soon as it is available to Rusoro’s counsel, Gersten Savage LLP, 600 Lexington Avenue, New York, NY, 10022, Attn: John H. Riley, Esq., Fax (212) 980-5192.  Rusoro also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Rusoro’s account with the Commission for future use.

Should you have any questions regarding this request for withdrawal, please contact Mr. Riley at (212) 752-9700.

Sincerely,

RUSORO MINING LTD.
(Registrant)

By:	/s/ ANDRE AGAPOV
Andre Agapov
Chief Executive Officer